P.E. 2/14/02

02014543

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

RECD S.E.C.
FEB 14 2002
1086

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 14, 2002

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

PROCESSED
FEB 20 2002
THOMSON FINANCIAL

Telefonica of Argentina Inc.
(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) _N/A_

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

FREE TRANSLATION

Buenos Aires, February 12, 2002

Señores
Bolsa de Comercio de Buenos Aires
Present

Re: Appointment of the Board of Directors

Dear Sirs:

I am addressing you on behalf of Telefónica de Argentina S.A., located at Tucumán 1, 18th floor, pursuant to article 23 of the Buenos Aires Stock Exchange Regulations.

Please be advised that the Board of Directors, in its 123rd meeting on the present day, appointed Mr. Miguel Angel Gutiérrez as Chairman of the Board.

To this end and in anticipation of this meeting, Mr. Miguel Angel Gutiérrez was elected as director and Mr. Juan Carlos Ros Brugueras was elected as alternate director in the annual Class A shareholders meeting. Both were already members of the Board.

Accordingly, the Board is now organized as follows:

Principal Directors: Carlos Fernández-Prida, Antonio Viana-Baptista (Vice President), Miguel Angel Gutiérrez (President), Jacinto Díaz Sánchez, Juan Carlos Cassagne, Mario Eduardo Vázquez, Carlos José Miguens y Guillermo Harteneck.

Substitute Directors: Javier Benjumea Llorente, Santiago Tomás Soldati, Gaspar Ariño Ortíz, José Manuel Fernández Norniella, Alfredo Jorge Mac Laughlin, Juan Carlos Ros Brugueras, Juan Ignacio López Basavilbaso y Luis Ramón Freixas Pinto.

Secretary of the Board: Fernando Raúl Borio

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: February 14, 2002

By: /s/ Fernando Raul Borio
Name: Fernando Raul Borio
Title: General Secretary